Exhibit 99.2

Electronic Voting Instructions
Available 24 hours a day, 7 days a week!
Instead of mailing your proxy, you may choose one of the voting methods outlined below to vote your proxy.
VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.
Proxies submitted by the Internet or telephone must be received by 11:59 p.m., Eastern Time, on May 19, 2016.
Vote by Internet
• Go to www.investorvote.com/TNP
• Or scan the QR code with your smartphone
• Follow the steps outlined on the secure website
Vote by telephone
• Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada on a touch tone telephone
Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.	☒	• Follow the instructions provided by the recorded message

▼  IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.  ▼

A	Proposals — The Board of Directors recommends a vote FOR proposals 1, 2, 3, 4 and 5.

1.	Election of Directors: 01 - Maria Vassalou 02 - Richard L. Paniguian 03 - Efthimios E. Mitropoulos						+
	☐	Mark here to vote FOR all nominees	☐	Mark here to WITHHOLD vote from all nominees	☐	For All EXCEPT - To withhold authority to vote for any nominee(s), write the name(s) of such nominee(s) below.

		For	Against	Abstain			For	Against	Abstain
2.	The approval of an amendment to the Company’s Bye-laws to clarify the Company’s ability to treat any shares repurchased by the Company as either cancelled or acquired as treasury stock.	☐	☐	☐	3.	The receipt and consideration of the audited financials of the Company.	☐	☐	☐

4.	The appointment of Ernst & Young (Hellas), Athens, Greece, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2016 and authorizing the Audit Committee of the Board of Directors to set Ernst & Young’s remuneration.	☐	☐	☐	5.	Setting the remuneration of the directors.	☐	☐	☐
To transact such other business as may properly come before the 2016 Annual Meeting.

B	Non-Voting Items

Change of Address — Please print new address below.		Comments — Please print your comments below.

C	Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.

/ /

▼  IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.  ▼

Proxy — TSAKOS ENERGY NAVIGATION LIMITED

2016 ANNUAL MEETING OF SHAREHOLDERS — MAY 20, 2016

The undersigned being a shareholder of Tsakos Energy Navigation Limited (the “Company”) hereby appoints Mr. E. G. Arapoglou, and if Mr. Arapoglou is not present, any director of the Company, with full power of substitution, for and in the name of the undersigned, to vote all Common Shares, par value U.S. $1.00 per share, of the Company, that the undersigned would be entitled to vote if personally present at the 2016 Annual Meeting of Shareholders, to be held at the offices of Tsakos Energy Navigation Limited, 367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece and at any adjournment or postponement thereof, upon the matters described in the Notice of Annual Meeting and Proxy Statement dated April 8, 2016, receipt of which is hereby acknowledged, subject to any direction indicated on the reverse side of this card and upon any other business that may properly come before the meeting or any adjournment thereof, hereby revoking any proxy heretofore executed by the undersigned to vote at said meeting.

THIS PROXY WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED “FOR” THE PROPOSALS.

PLEASE MARK, SIGN AND DATE THIS PROXY CARD ON THE REVERSE SIDE AND RETURN IT IN THE ENVELOPE PROVIDED NO LATER THAN MAY 19, 2016.

(Continued and to be marked, dated and signed, on the other side)